

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Paul Edick
President and Chief Executive Officer
Xeris Pharmaceuticals, Inc.
180 N. LaSalle Street, Suite 1800
Chicago, IL 60601

> **Re: Xeris Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 11, 2018**
> **File No. 333-225191**

Dear Mr. Edick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 58

1. We note your disclosure that you intend to use some of the proceeds from this offering to conduct preclinical and clinical trials for ready-to-use diazepam and Pram-insulin. Please revise your disclosure to specify how far in the clinical development of ready-to-use diazepam and Pram-insulin you expect to reach using the proceeds from this offering.

Notes to Unaudited Interim Financial Statements
Note 4: Long-term Debt, page F-27

2. Please revise your disclosure in the fourth paragraph on page F-28 to include the

additional disclosure promised in your June 1, 2018 letter in response to comment 1 of our May 30, 2018 letter.

You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202) 551-3613 if you have questions regarding this comment. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot at (202) 551-3442 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Joseph C. Theis, Jr., Esq.